January 30, 2020

Kelly M. Dvorak
General Counsel
Bank First Corporation
402 N. 8th Street
Manitowoc, Wisconsin 54220

       Re: Bank First Corporation
           Registration Statement on Form S-4
           Filed January 24, 2020
           File No. 333-236067

Dear Ms. Dvorak:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance